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[CERAGON LOGO]




FOR IMMEDIATE RELEASE



        CERAGON NETWORKS BREAKS WIRELESS CAPACITY BARRIER WITH INDUSTRY'S
                      FIRST 311 MBPS COMMERCIAL DEPLOYMENT

        FIRSTMARK COMUNICACIONES ESPANA INSTALLS NEW FIBEAIR(TM) 3100 IN
                             NATIONWIDE SDH NETWORK


   TEL AVIV, ISRAEL, MARCH 15, 2000 -- Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, and First Mark Comunicaciones Espana, a leading broadband operator, announce today that the broadband wireless capacity barrier has been broken with the industry's first commercial deployment of a 311 Mbps system, Ceragon's FibeAir 3100.

   The FibeAir 3100 is a scalable, ultra-high capacity wireless networking solution that enables service providers to progressively increase network capacity from 155 to 311 Mbps. Based on Ceragon's FibeAir 1500, the FibeAir 3100 operates in the same frequency channel in dual polarization, thus doubling the capacity over a single channel. The FibeAir 3100 is compliant with ETSI and FCC standards for operation worldwide.

   FirstMark Communications is building out a pervasive, end-to-end broadband communications network in Europe. FirstMark Comunicaciones Espana is deploying both the FibeAir 1500 and 3100 systems, operating in the 38 GHz band, to provide high-speed connectivity throughout FirstMark's wireless metropolitan network in Spain.

   "Ceragon was the first company in the world to deliver high-capacity, high-frequency wireless connections at 155 Mbps in the 38 GHz frequency band, and now we continue to maintain our leadership position as the first company to provide 311 Mbps for commercial

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CERAGON BREAKS WIRELESS CAPACITY BARRIER--2

deployment," said Shraga Katz, president and CEO, Ceragon Networks. "At 311 Mbps, our FibeAir 3100 not only exceeds all other commercial system speeds, but it also drives additional revenue for our customers by optimizing resources."

   "As a rapidly expanding competitive service provider, our challenge is to quickly and cost-effectively deploy flexible and reliable broadband networks," said Luis Rodriguez, COO, FirstMark Comunicaciones Espana. "The Ceragon FibeAir 3100 helps accomplish this by allowing us to easily double our network capacity when we need to, without using more spectrum."

   Ceragon's 311 Mbps systems uses a single channel to transport high-speed Internet access and integrated data, video and voice services. These higher capacity systems offer customers deployment flexibility with a variety of interfaces (OC-3/STM-1, Fast Ethernet and DS3/E3), frequency bands (18, 23, 26, 28, 29, 31 and 38 GHz) and transport protocols (IP, SONET/SDH, ATM) within a modular system architecture. The scalable FibeAir 3100 is the industry's first commercially proven high-frequency system with capacity that can be expanded from 155 to 311 Mbps.

ABOUT CERAGON NETWORKS LTD.

Ceragon Networks Ltd. is a pacesetter in point to point broadband wireless networking systems, enabling high-capacity connectivity in metropolitan areas. Uniquely designed for high-growth, global communications service providers to generate immediate revenue, Ceragon's commercially proven intelligent broadband network solutions support high-speed Internet access and integrated data, video and voice services. Ceragon's FibeAir product family operates across multiple licensed frequencies from 18 to 38 GHz while complying with North American and International standards and delivering IP, SONET/SDH and ATM broadband networks. Ceragon's products enable quick and cost-effective connections for capacity constrained business customers within their own networks, or as a gateway onto the backbone infrastructure. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European Headquarters in the UK. More information is available at www.ceragon.com. Ceragon Networks - the shape of next generation networks. The names Ceragon Networks(TM) and the names FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.





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CERAGON BREAKS WIRELESS CAPACITY BARRIER--3

      Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.



Contacts:   Linda Pitt
            GAJ Services Inc.
            859-291-1005
            lpitt@gajservices.com

            Laura Yatim
            Ceragon Networks Ltd.
            972-3-765-7560
            laura@ceragon.com

            FirstMark Comunicaciones Espana
            34-91-102.10.00



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